Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED DECEMBER 31, 2024

The following discussion and analysis of our financial condition and results of operations should be read together with our unaudited condensed consolidated financial statements and the notes thereto and other financial information, which are included elsewhere in this report on Form 6-K.

This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the annual report on Form 20-F for the fiscal year ended June 30, 2024 (the “2024 Form 20-F”) under “Item 3.D. Risk Factors” or in other parts of the 2024 Form 20-F.

Overview

We are a provider of complete solutions to our clients for the integration of Internet of Things (“IoT”) systems and devices from designing to project deployment. We offer a wide range of IoT systems as well as provide customers a substantial range of services such as system integration and system support service. We deliver holistic solutions with full turnkey deployment including designing, installation, testing, pre-commissioning, and commissioning of various IoT systems and devices as well as integration of automated systems, including installation of wire and wireless and mechatronic works.

Recent new technology trends such as artificial intelligence (“AI”), cloud computing, 5G, robotic process automation (“RPA”), IoT and hyper-connectivity continue to transform businesses and drive companies to seek digital changes to meet evolving demands of customers. We have strived to incorporate these cutting-edge technologies into our solutions and systems. For example, we have recently expanded our AI capabilities and market presence through strategic partnerships, major order acquisition and regional expansion. For more information, see “—Recent Developments” below.

We reorganized our operations into three business lines during the fiscal year ended June 30, 2024, by merging IoT Smart Agriculture and IoT System Development divisions into a single, streamlined business line. For the six months ended December 31, 2024, we expanded the IoT Smart Home & Building segment by integrating engineering solutions to enhance automation, energy efficiency and structural innovation.

●	IoT Smart Home, Building and Engineering. We offer smart home solutions which include design, procurement and provision of smart home products and devices, integration services as well as comprehensive professional electrical wire installation and home data network setup for homeowners. We also provide smart building solutions which include design, procurement, installation, testing, pre-commissioning and commissioning of various IoT systems, solutions and devices as well as integration of automated systems for smart buildings, including installation of wire and wireless and mechatronic works for property developers and contractors. We expanded this business line by integrating engineering solutions to enhance automation, energy efficiency and structural innovation.

●	IoT Smart Agriculture and System Development. We carry out services of system development, supply, installation, commissioning and testing of smart systems which include IoT concept and functionality to the existing systems across all industries.

●	IoT Gadget Distribution. We distribute mobile gadget accessories to end users in Malaysia via resellers, distributors and retailers. In the process, we provide certain services including shipping tracking and status updates, customer care line and online chat support, digital marketing, pre-installation and warranty services. This business line was disposed of since October 2023 with the sale of our former subsidiaries, ARB Midware Sdn. Bhd. and ARB Distribution Sdn. Bhd. on October 6, 2023. We disposed of this business line because of its insignificant profit generation.

Recent Developments

The Company has recently expanded its AI capabilities and market presence through strategic partnerships, major order acquisition and regional expansion:

•	Strategic AI server solutions partnership. In November 2024, the Company signed a Memorandum of Understanding with ASUSTek Computer Inc. and ServerSphere to collaborate on AI server solutions, under which the Company handles assembly, testing, localization, and global sales.

•	AI Data Centre Experimental Laboratory. In February 2025, the Company signed a Memorandum of Understanding to establish an AI Data Centre Experimental Lab in collaboration with Institute of Visual Informatics of Universiti Kebangsaan Malaysia and Gajah Kapitalan Sdn Bhd (“GKSB”). The lab, equipped with ARB 222 and ARB 333 AI servers, will support AI research, development, and training, aligning with Malaysia’s AI growth initiatives.

•	AI Data Centre Servers Orders. The Company secured a major AI server supply deal worth approximately $45 million with GKSB. Under the agreement, ARB IOT will supply 500 ARB-222 AI servers to support high-performance computing needs in Malaysia. Subsequently, the Company secured another contract worth approximately $53 million, to supply advanced AI data centre server solutions, involving ARB-222 AI servers, to Whizzl Group.

•	Expansion into East Malaysia. The Company appointed Whizzl Sdn Bhd as its exclusive wholesaler and system integrator for Sabah and Sarawak, Malaysia. This expansion aims to strengthen AI adoption in East Malaysia through the distribution of ARB AI workstations and servers, enhancing cloud and edge computing solutions.

•	Strengthening Presence in Smart Farming. In March 2025, the Company secured an order to deploy its AI smart IoT palm farming system across 3,000 acres of plantations in Sabah, Malaysia, which is expected to generate yearly recurring revenue of approximately $20 million. Subsequently, the Company secured an additional order to deploy its AI smart IoT palm farming system across 2,000 acres of plantations in Sabah, Malaysia, which is expected to generate yearly recurring revenue of approximately $13 million. Through real-time monitoring, data analytics, and automation, the system aims to enhance efficiency, boost yield and support sustainable palm oil production.

•	AI-powered fertilizer system with integrated smart AI robots. In March 2025, the Company unveiled its AI-powered fertilizer system with integrated smart AI robots. Featuring unmanned operations, modular design, all-terrain capabilities, and precise positioning, the robots can autonomously manage tasks like spraying, mowing, fertilizing, and delivering across various crops. This system enables precise fertilizer application, reducing waste and environmental impact, and addresses challenges in Malaysia’s aging oil palm plantations, especially in difficult terrains like Sabah and Sarawak.

•	AI-powered plantation mapping system with integrated smart AI drones. In April 2025, the Company announced the introduction of an AI-powered plantation mapping system with integrated smart AI drones. Utilizing advanced imaging, AI, and real-time data analytics, the system offers precision mapping, crop health monitoring, pest detection, and automated spraying.

Principal Factors Affecting Our Financial Performance

Our business, results of operations and financial condition are affected by general factors driving Malaysia’s economy, the IoT industry, and the markets where our customers operate such as property development, agriculture and logistics. These factors include rate of internet and mobile penetration, development of technologies such as 5G and cloud computing, domestic and international supply chain stability, overall enterprise spending, and other general economic conditions in Malaysia that affect consumption and business activities in general.

Our operating results are more directly affected by the following factors:

Our ability to secure projects. The operations of our IoT Smart Home, Building and Engineering, and IoT Smart Agriculture and System Development business lines are on a project-by-project basis. While we are still in the early stages of penetrating our addressable market, we have benefited from rapid customer growth. In 2023, we shifted the IoT Smart Agriculture’s revenue model from one-off sales to recurring income. We now generate income by offering our systems to customers on a profit-sharing basis, in contrast with the previous model of one-off sales. Although this has led to a revenue decrease in the short term, the new model allows us to price our systems more competitively. We also engage in the services of system development, supply, installation, commissioning and testing of smart systems that include IoT concept and functionality onto existing systems across all industries. We believe there are significant untapped opportunities to collaborate with large enterprises across different industries in Malaysia and the ASEAN region. In addition to large enterprises, we also seek to work with smaller, fast-growing companies that require a different set of services that allow us to test new offerings and develop new capabilities.

Our customers’ financial condition and ability to make payments. Our customers generally purchase our solutions and products on credit, and as a result, our results of operations and financial condition may be adversely affected if our customers experience financial difficulties. We provide a long credit period from 30 days to 210 days to some large customers to secure contracts from them. We had a significant amount of accounts receivable (approximately $17.1 million) as of December 31, 2024, but expect to collect such accounts receivable subsequently. We manage credit risk related to our customers by performing periodic evaluations of credit worthiness and applying other credit risk monitoring procedures.

Our ability to complete projects and develop system on schedule. All of our projects have agreed milestones and specific completion dates. Our ability to meet agreed milestones depends on our ability to manage overall projects as well as product sourcing and supply chain. We source hardware and software products for our IoT projects from Malaysian suppliers. Proximity to origin enables us to develop stronger relationships with local suppliers and contractors, which gives us access to a stable supply of products and services. In addition, we lay out specific and measurable metrics in advance and remain focused and disciplined through the life of the projects which enable us to promptly identify any underlying issues and resolve them proactively. We believe that our strong project management ability and procedures are key to ensuring a high level of completion rate.

In addition, other significant factors affecting our performance and results of our operations include:

•	The global macroeconomy

•	Wage rates and operating costs in Malaysia

•	Changes in foreign exchange rates, particularly fluctuations in exchange rate between the U.S. dollar and the Ringgit Malaysia

•	Our ability to retain existing clients and obtain new clients

•	Our ability to provide favorable pricing

•	Our ability to expand and deepen the quality, range and diversity of our portfolio of offerings while maintaining high quality standards

•	Our ability to maintain and strengthen a strong brand and corporate reputation

•	Our ability to continuously innovate, and continuously remain at the forefront of emerging technologies and related market trends

•	Our ability to identify, integrate and effectively manage future acquisitions

Our Reportable Segments

An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by our Chief Executive Officer. We report our results of operations in two reportable segments dedicated to (i) the provision of hardware and software of Internet of Things solutions and (ii) investment holding and others. The Chief Executive Officer makes decisions about allocating resources and assessing performance based on the Company as a whole. We provide breakdowns by business lines for certain components of our operating results as appropriate.

Key Components of Results of Operations

Revenue

Our revenue consists of (i) project management and rendering of information technology system and (ii) sales of goods.

Revenue from project management and rendering of information technology system are recognized at a point in time when control of the goods is passed to the customer, which is the point in time when the significant risks and rewards are transferred to the customer and the transaction has met the probability of inflows and measurement reliability requirements of IFRS 15.

Revenue from sale of goods is recognized at a point in time when the Group satisfies a performance obligation by transferring a promised good (i.e. an asset) to a customer. An asset is transferred as and when a customer obtains control of that asset which coincides with the delivery of goods and acceptance by the customer. There is no material right of return and warranty provided to the customers on the sale of goods and there is no significant financing component in the revenue arising from sale of goods as the sales are made on the normal credit terms not exceeding twelve months.

We carry out services of system development, supply, installation, commissioning and testing of smart systems which includes IoT concept and functionality to the existing systems across all industries. The majority of the sale of goods contracts relate to the sale of customized source codes and IoT solutions in accordance with client requirements for IoT Smart Agriculture and System Development, as well as resale of mobile gadgets and accessories.

Cost of Revenue

Cost of Project Management and Rendering of Information Technology System Revenue

Cost of project management and rendering of information technology system revenue primarily consist of costs related to providing implementation and configuration services, personnel-related costs directly associated with our professional services, including costs of contracted third-party vendors.

Cost of Sales of Goods

Cost of sales of goods mainly consists of cost of products purchased from third party suppliers.

Total Expenses

Total expenses consist of depreciation and amortisation expenses, personnel expenses, general administrative expenses, other operating expenses and interest expense of lease liability.

The plant and equipment were depreciated at 10% to 20% based on the Company’s depreciation policy.

Other Income

Other income mainly consists of bank interest income.

Tax Expenses

Malaysian income tax is calculated at the statutory tax rate of 24% regarding the estimated taxable profit for the fiscal years.

Results of Operations

The following table sets forth key components of our results of operations for the six months ended December 31, 2024 and 2023.

	For the six months ended December 31,				Change
	2024 (in thousands)		2023 (in thousands)		Amount (in thousands)	Amount (in thousands)%
	(Unaudited)		(Unaudited)
	RM	USD	RM	USD	RM	USD
Revenue	82,650	$18,449	31,623	$6,882	51,027	$11,567	161.4
Cost of revenue	(79,900)	(17,835)	(28,837)	(6,276)	(51,063)	(11,559)	177.1
Gross profit	2,750	614	2,786	606	(36)	8	(1.3)
Total expenses	(31,827)	(7,103)	(34,251)	(7,452)	2,424	349	(7.1)
Other income	619	138	1,004	218	(385)	(80)	(38.3)
(Loss)/profit before tax	(28,458)	(6,351)	(30,461)	(6,628)	2,003	277	(6.6)
Tax expenses	921	206	11,582	2,521	(10,661)	(2,315)	(92.0)
Loss for the financial period	(27,537)	(6,145)	(18,879)	(4,107)	(8,658)	(2,038)	45.9
Other comprehensive (loss)/income for the financial period, net of tax
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operation	(1,133)	(253)	3,070	668	(4,203)	(921)	(136.9)
Total comprehensive (loss)/income for the period	(28,670)	$(6,398)	(15,809)	$(3,439)	(12,861)	$(2,959)	81.4

Revenue

For the six months ended December 31, 2024, our revenue increased by RM51.0 million ($11.6 million) or 161.4% to RM82.7 million ($18.4 million), when compared with RM31.6 million ($6.9 million) for the six months ended December 31, 2023. The increase was primarily due to the new contracts secured in relation to the sales from the hardware products.

The following table sets forth the breakdown of our revenue by business lines.

	For the six months ended December 31,
	2024 (in thousands)		2023 (in thousands)
	RM	USD	RM	USD
IoT Smart Home, Building and Engineering	69,000	$15,402	470	$102
IoT Smart Agriculture and System Development	13,650	3,047	25,436	5,536
IoT Gadget Distribution	-	-	5,717	1,244
Total	82,650	$18,449	31,623	$6,882

Revenue from IoT Smart Home, Building and Engineering amounted to RM69.0 million ($15.4 million) for the six months ended December 31, 2024, from RM0.5 million ($0.1 million) for the six months ended December 31, 2023, an increase of RM68.5 million ($15.3 million) or 14,580.9% for the six months ended December 31, 2024. The increase was due to a new contract secured in relation to IoT engineering solution. The income to be generated from the provision of the IoT engineering solution mainly includes selling IoT-enabled devices, sensors, controllers, and gateways.

Revenue from IoT Smart Agriculture and System Development amounted to RM13.7 million ($3.0 million) for the six months ended December 31, 2024, from RM25.4 million ($5.5 million) for the six months ended December 31, 2023, a decrease of RM11.8 million ($2.5 million) or 46.3%. The decrease was primarily attributed to the lower sales secured for the six months ended December 31, 2024.

The business line of IoT Gadget Distribution was disposed of in October 2023 with the sale of our former subsidiaries, ARB Midware Sdn. Bhd. and ARB Distribution Sdn. Bhd. on October 6, 2023.

Cost of Revenue

For the six months ended December 31, 2024, the cost of revenue increased by RM51.1 million ($11.6 million) or 177.1% to RM79.9 million ($17.8 million), when compared with RM28.8 million ($6.3 million) for the six months ended December 31, 2023, which was in line with the increase in revenue.

	For the six months ended December 31,
	2024 (in thousands)		2023 (in thousands)
	RM	USD	RM	USD
IoT Smart Home, Building and Engineering	66,900	14,933	300	65
IoT Smart Agriculture and System Development	13,000	2,902	24,005	5,224
IoT Gadget Distribution	-	-	4,532	987
Total	79,900	$17,835	28,837	$6,276

Other income

For the six months ended December 31, 2024, the other income decreased by RM0.4 million ($0.08 million) or 38.3% to RM0.6 million ($0.1 million), when compared with RM1.0 million ($0.2 million) for the six months ended December 31, 2023, mainly due to the decrease of interest income received and decrease of gain on foreign exchange translation during the six months ended December 31, 2024.

	For the six months ended December 31,
	2024 (in thousands)		2023 (in thousands)
	RM	USD	RM	USD
Interest	606	135	829	180
Others	13	3	175	38
Total	619	$138	1,004	$218

Total expenses

For the six months ended December 31, 2024, the total expenses decreased by RM2.42 million ($0.3 million) or 7.1% to RM31.9 million ($7.1 million), when compared with RM34.3 million ($7.5 million) for the six months ended December 31, 2023, mainly due to the decrease in amortisation of intangible assets and general administrative expenses, netted of by the increase in depreciation of property, plant and equipment and impairment loss on deposit during the six months ended December 31, 2024.

	For the ended December 31,
	2024 (in thousands)		2023 (in thousands)
	RM	USD	RM	USD
Depreciation	14,216	$3,173	10,476	$2,279
Amortisation	9,538	2,129	13,127	2,856
Personnel	1,266	283	3,134	682
General administrative	1,582	352	7,192	1,566
Other operating expenses	5,222	1,165	316	68
Finance cost	3	1	6	1
Total	31,827	$7,103	34,251	$7,452

Tax expenses

For the six months ended December 31, 2024, the income tax recovery decreased   by RM10.7 million ($2.3 million) or 92% to RM0.9 million ($0.2 million) as compared to income tax recovery of RM11.6 million ($2.5 million) for the six months ended December 31, 2023. The decrease in the deferred tax liabilities is mainly due to over-provision of deferred tax expense in the prior year, as well as utilisation of capital allowance and unabsorbed business losses carried forward from the prior years.

Loss for the financial period

For the six months ended December 31, 2024, the loss increased by RM8.7 million ($2.0 million) or 45.9% to a loss of RM27.5 million ($6.1 million), when compared with a loss of RM18.9 million ($4.1 million) for the six months ended December 31, 2023. The increase in loss was mainly due to the following reasons:

(i)	Decrease in amortisation of intangible assets; and

(ii)	Impairment loss of deposit.

Liquidity and Capital Resources

As of December 31, 2024 and December 31, 2023, we had cash and bank balances of RM23.0 million ($5.1 million) and RM53.6 million ($11.7 million), respectively.

The following table sets forth a summary of our cash flows for the presented periods:

	For the six months ended
	December 31, 2024 (in thousands)		December 31, 2023 (in thousands)
	RM	USD	RM	USD
Net cash (used in)/generated from operating activities	(9,150)	$(2,042)	74,057	$16,116
Net cash generated from/(used in) in investing activities	2,565	572	(29,034)	(6,318)
Net cash used in financing activities	(66)	(15)	(49,466)	(10,765)
Net decrease in cash and cash equivalents	(6,651)	(1,485)	(4,444)	(967)
Effect of exchange rate changes	(1,133)	$(253)	3,070	$668

Operating Activities

The net cash used in operating activities of RM9.2 million ($2.0 million) for the six months ended December 31, 2024, compared to cash generated from operating activities of RM74.1 million ($16.1 million) for the six months ended December 31, 2023. The increase in net cash used in operating activities was primarily due to the increase in purchase of inventories, trade payable and trade receivables.

As at end of February 2025, all the inventories have been sold, and full payment has been received by the Company.

Investing Activities

The net cash generated from investing activities for the six months ended December 31, 2024 amounted to RM2.6 million ($0.6 million) compared to cash used in investing activities of RM29.0 million ($6.3 million) for the six months ended December 31, 2023. The change in investing activities was primarily driven by the decrease in purchase of property, plant and equipment in the current period as compared to the preceding six months ended December 31, 2023.

Financing Activities

The net cash used in financing activities for the six months ended December 31, 2024 amounted to RM0.07 million ($0.02 million) compared to net cash used in financing activities for the six months ended December 31, 2023 of RM49.5 million ($10.8 million). The change in financing activities was mainly due to no repayment to related companies and holding company for the six months ended December 31, 2024.